UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

                  Under the Securities Exchange Act of 1934
                           (Amendment No.  2   )*
                                         ------



                          AMCON Distributing Company
                 --------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                 --------------------------------------------
                        (Title of Class of Securities)


                                   02341Q106
                              ------------------
                                (CUSIP Number)


    Michael D. James, Chief Financial Officer, AMCON Distributing Company
       7405 Irvington Road, Omaha, Nebraska 68122; Ph.(402) 331-3727
 ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              September 5, 2003
           ------------------------------------------------------
           (Date of Event Which Requires Filing of the Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO. 02341Q106
          ---------

(1)  Name of reporting person(s)   William F. Wright
                                --------------------------------------------
     I.R.S. identification no. of above persons (entities only) NOT REQUIRED
                                                                ------------

(2)  Check the appropriate box if a member of a group:   (a) / /
      (SEE INSTRUCTIONS)                                 (b) / /

(3)  SEC USE ONLY

(4)  Source of Funds   PF
                     ----------------------------------

(5)  Check If Disclosure Of Legal Proceedings Is Required
     Pursuant To Items 2(d) or 2(e:)                          / /


(6)  Citizenship of Place of Organization    United States
                                          ---------------------------------

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power             783,758 /1/
                      ------------------------------------------------------

(8)  Shared voting power                 0
                        ----------------------------------------------------

(9)  Sole dispositive power        783,758 /1/
                           -------------------------------------------------

(10) Shared dispositive power            0
                             -----------------------------------------------

(11) Aggregate amount beneficially owned by each reporting person 783,758 /1/
                                                                  ----------

(12) Check if the aggregate amount in row (11) excludes certain shares   / /
      (SEE INSTRUCTIONS)

(13) Percent of class represented by amount in row (11)      24.7% /2/
                                                      ----------------------

(14) Type of reporting person (SEE INSTRUCTIONS)    IN-Individual
                                                ----------------------------

     /1/ Includes 61,750 shares of Common Stock held by AMCON Corporation, over which Mr. Wright has voting and dispositive powers. Also includes options to purchase 6,600 shares of Common Stock at an exercise price of $9.00 per share which may be exercised currently.


    /2/ The percentage reported in row (13) is calculated based upon 3,168,954 shares of common stock of AMCON Distributing Company (the "Issuer") issued and outstanding as of August 1, 2003, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 27, 2003.



ITEM 1.  SECURITY AND ISSUER:

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of AMCON Distributing Company, a Delaware corporation, with principal offices located at 7405 Irvington Road, Omaha, NE 68122 (the "Issuer").


ITEM 2.  IDENTITY AND BACKGROUND:

(a) NAME:                          William F. Wright

(b) RESIDENCE ADDRESS:             1431 Stratford Court
                                   Del Mar, California 92014

(c) PRESENT PRINCIPAL OCCUPATION:  Chairman of the Board of Issuer

(d) DISCLOSURE OF CRIMINAL PROCEEDINGS:

    During the last five years, Mr. Wright has not been convicted in a criminal proceeding.


(e) DISCLOSURE OF CIVIL PROCEEDINGS:

    During the last five years, Mr. Wright has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) CITIZENSHIP:

    Mr. Wright is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

Mr. Wright purchased 72,000 shares of the Issuer's Common Stock for himself in a private transaction with his son, at a price of $4.70 per share, on September 5, 2003. Mr. Wright used personal funds to facilitate this acquisition.







ITEM 4.  PURPOSE OF TRANSACTION:

The Reporting Person acquired the 72,000 shares of Common Stock which required the filing of this Statement from his son to provide funds for his personal financial needs. These shares were acquired for investment. The Reporting Person may purchase additional shares for investment from other family members from time to time to provide funds for their personal financial needs.

In addition, subject to market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, from unrelated third parties, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Person intends to review on a continuing basis various factors relating to his investment in AMCON, including AMCON's business and prospects, the price and availability of AMCON's securities, subsequent developments affecting AMCON, other investment and business opportunities available to the Reporting Person, his general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Person may determine to dispose of some of all of his shares of AMCON Common Stock, periodically, by public or private sale (registered or unregistered), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he determines such acquisition or disposal is not in his best interests at that time.

As a substantial stockholder of AMCON or in his capacity as AMCON's Chairman of the Board and Chief Executive Officer, the Reporting Person is continually exploring strategic alternatives and various types of opportunities to enhance the value of the outstanding Common Stock or otherwise serving AMCON's best interests as well as his interests as an investor. These could include:
(i) a sale of all or parts of AMCON's business or assets, (ii) the acquisition of businesses or assets from third parties to enter new lines of business or expansion of existing lines of business, (iii) emphasizing parts of AMCON's business and de-emphasizing other parts of such business, (iv) evaluating the advantages and disadvantages of remaining a publicly-traded company as compared to being privately-held and determining whether to pursue a change in that status, (v) conducting an issuer tender offer or a reverse stock split to reduce or eliminate the holders of less than 100 shares of Common Stock in order to reduce administrative expenses, and (vi) the possible sale of common or preferred stock or other securities by AMCON to raise additional capital for business expansion or other corporate purposes. If these or other alternatives or opportunities evolve into current plans or proposals, they might relate to or result in one or more of the events or changes of the type referred to in the next paragraph.

Other than as described above, the Reporting Person, in his capacity as shareholder of AMCON, does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of AMCON, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AMCON or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of AMCON or any of its subsidiaries, (d) any change in the present Board of Directors or management of AMCON, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in AMCON's present capitalization or dividend policy, (f) any other material change in AMCON's business or corporate structure, (g) any changes in AMCON's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of AMCON by any person,
(h) causing a class of securities of AMCON to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-ealer quotation system of a registered national securities association, (i) a class of AMCON's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

(a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

     783,758 shares of Common Stock representing 24.7% of the issued and outstanding Common Stock of the Issuer

(c)  Number of shares of Common Stock over which Reporting Person has:

     (i)   Sole power to vote or to direct the vote: 783,758
                                                     --------

     (ii) Shared power to vote or to direct the vote:       0
                                                      -------

     (iii) Sole power to dispose or to direct the disposition of: 783,758
                                                                  --------

     (iv)  shared power to dispose or to direct the disposition of:      0
                                                                    ------

(d)  Not applicable.

(e)  Not applicable.

The percentage figures in this Item 5 were calculated based upon 3,168,954 shares of common stock of the Issuer issued and outstanding as of August 1, 2003, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 27, 2003.


ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wright and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

Not applicable.




                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2003

By: /s/ William F.  Wright
    ------------------------
    William F.  Wright